Filed pursuant to Rule 424(b)(5)
Registration No. 333-178190

PROSPECTUS SUPPLEMENT (to Prospectus dated December 22, 2011)

INTELLIPHARMACEUTICS INTERNATIONAL INC.

This Prospectus Supplement supplements certain information in our Prospectus dated December 22, 2011 (the “Prospectus”), as supplemented by our prior Prospectus Supplement dated November 27, 2013 (the “2013 Supplement”) and our prior Prospectus Supplement dated January 17, 2014 (the “2014 Supplement”).  This Prospectus Supplement should be read in conjunction with the Prospectus, the 2013 Supplement and the 2014 Supplement, and is qualified by reference thereto, except to the extent that the information herein supersedes the information contained in the Prospectus, the 2013 Supplement and the 2014 Supplement. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, the 2013 Supplement and the 2014 Supplement, including any amendments or supplements thereto.

Through February 26, 2014, we have sold our common shares through Roth Capital Partners, LLC (“Roth”) under the equity distribution agreement we entered into with Roth for an aggregate purchase price of $4,994,014.00. We are filing this Prospectus Supplement because we are now subject to General Instruction I.B.5 of Form F-3, which limits the amounts that we may sell under the Registration Statement of which this Prospectus Supplement and the Prospectus, the 2013 Supplement and the 2014 Supplement are a part. As a result of these limitations and the current public float (or the aggregate market value of the registrant’s outstanding common stock held by non-affiliates) of our common shares, and in accordance with the terms of our equity distribution agreement with Roth, we may currently offer and sell additional common shares having an aggregate offering price of up to $11,855,986 through at-the-market issuances on the NASDAQ or otherwise.  However, in the event our public float subsequently equals or exceeds $75,000,000, we may sell additional amounts under the equity distribution agreement and the Registration Statement of which this Prospectus Supplement and the Prospectus, the 2013 Supplement and the 2014 Supplement are a part, as the limitations on sales under General Instruction I.B.5 of Form F-3 would not then apply.

Our common shares are listed for trading on the Toronto Stock Exchange under the symbol “I” and on The NASDAQ Capital Market under the symbol “IPCI”. On February 26, 2014, the closing sale price of the common shares as reported by the Toronto Stock Exchange and The NASDAQ Capital Market was Cdn$4.33 and $3.90, respectively. On February 26, 2014, the aggregate market value of our outstanding common shares held by non-affiliates was $69,110,216, based on our 22,819,711 outstanding common shares, of which 16,653,064 were held by non-affiliates, and a per share price of $4.15, the closing sale price of our common shares on February 13, 2014 (which is the highest closing price in the last 60 days).  We have sold or offered securities having an aggregate market value of approximately $9,636,113 pursuant to General Instruction I.B.5 of Form F-3 during the prior twelve calendar month period that ends on and includes the date of this Prospectus Supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-4 of the 2013 Supplement, and under similar headings in the other documents that are incorporated by reference therein (and any amendments thereto), including our most recent annual report on Form 20-F.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 27, 2014